UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32525 / March 7, 2017

In the Matter of	:
	:
USAA Asset Management Company	:
USAA Mutual Funds Trust	:
USAA ETF Trust	:
USAA Investment Management Company	:
	:
	:
9800 Fredericksburg Road	:
San Antonio, Texas 78288-0227	:
(812-14693)	:
	:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B) AND (C) OF THE ACT,
UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION FROM
SECTION 17(a)(1) AND (2) OF THE ACT

USAA Asset Management Company, USAA Mutual Funds Trust, USAA ETF Trust, and
USAA Investment Management Company filed an application on August 18, 2016, and an
amendment to the application on January 27, 2017, requesting an order under section
12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption from
sections 12(d)(1)(A), (B) and (C) of the Act, and under sections 6(c) and 17(b) of the Act
granting an exemption from sections 17(a)(1) and (2) of the Act. The order would permit
certain registered open-end management investment companies that operate as "funds of funds"
to acquire shares of certain registered open-end management investment companies, registered
closed-end management investment companies, "business development companies" as defined
by section 2(a)(48) of the Act, and registered unit investment trusts that are within and outside
the same group of investment companies as the acquiring investment companies.

On February 9, 2017, a notice of the filing of the application was issued (Investment Company
Act Release No. 32474). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in and consistent with the
public interest and consistent with the protection of investors and the purposes fairly intended
by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B) and (C) of the Act and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act by USAA Asset Management Company, et al. (File No. 812-14693) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary